

June 11, 2010

Mr. Marc D. Hamburg
Senior Vice President – Chief Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

> **Re: Berkshire Hathaway Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-14905**

Dear Mr. Hamburg:

We have reviewed your May 7, 2010 response to our April 7, 2010 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1: Significant accounting policies and practices
 (m) Deferred charges reinsurance assumed, page 69

1.   In your response to comment two, you state that you believe that both the ceding and assuming parties to a reinsurance contract should apply symmetrical accounting and that you believe such accounting by an assuming party is appropriate because there is an absence of specific guidance applicable to the assuming party. Paragraph 47 of SFAS 113 indicates that the FASB considered a recommendation to require symmetrical accounting by both parties to a reinsurance transaction, but did not adopt it.   It further states that assuming parties account for reinsurance contracts in the same manner as an insurance contract sold to an individual or non-insurance enterprise, as prescribed in Statements 60 and 97. Please tell us your consideration of this guidance. Please also help us understand whether your accounting for the contracts referenced in prior comment two complies with ASC 944 (i.e., SFAS 60 or, if applicable, SFAS 97) and

Mr. Marc D. Hamburg
Berkshire Hathaway Inc.
June 11, 2010
Page 2

       why, including your consideration of discounting, premium deficiency and the timing of claim cost recognition.

       You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3752.

       Sincerely,

       Gus Rodriguez
       Accounting Branch Chief